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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2004
Commission File Number: 000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. Material Change Report, April 29, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
Under Section 73 of the Quebec Securities Acts
(Individually, the "Act" and collectively, the "Securities Acts")

1.   Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos Gold")
Suite 1503, 110 Yonge Street
Toronto, ON   M5C 1T4

2.   Date of Material Changes

State the date of the material change. April 29, 2004

3.   Press Release

The press release dated April 29, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold announced the appointment of Alan R. Hill to the Board of Directors. Mr. Hill has had a distinguished business career with 20 years of experience at Barrick Gold Corporation where, until his retirement last September, he managed the development of Barrick's four latest projects: Alto Chicama, Pascua, Veladero and Cowal.

5.   Full Description of Material Change

See Alamos Gold's press release dated April 29, 2004 herein.

6.   Reliance on Section 85(2) (BC), Section 118(2) (AB), Section 75(3) (ON) and Section 74 (QC) of the Securities Acts

Not applicable.

7.   Omitted Information

Not applicable.

8.   Senior Officers

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932
Fax: 416-368-2934

9.   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 29th day of April, 2004.

/s/ Sharon L. Fleming

_____

Sharon L. Fleming
Corporate Secretary

 **Alamos Gold Inc**

Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada   M5C 1T4
Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

Alamos Gold Inc. Appoints Alan R. Hill to the Board of Directors

Toronto, Ontario – April 29, 2004 - Alamos Gold Inc. ("Alamos Gold") is pleased to announce that Alan R. Hill has been appointed to the Board of Directors.

Mr. Hill has had a distinguished business career with 20 years of experience at Barrick Gold Corporation where, until his retirement last September, he managed the development of Barrick's four latest projects: Alto Chicama, Pascua, Veladero and Cowal. In addition, Mr. Hill managed all of Barrick's project evaluations on a worldwide basis. Mr. Hill played a key role on the recommendation to purchase the Goldstrike property in 1986, the Pierina property in 1996 and Bulyahulu in 1999. He subsequently managed the complete development of all these projects with both Bulyahulu and Pierina being brought to production on schedule and under budget. Mr. Hill holds a B.Sc. (Honors) Mining Engineering and a Post Graduate Degree in Rock Mechanics.

Alamos Gold's common shares are traded on the TSX Venture Exchange under the symbol "AGI".

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey   Victoria Vargas de Szarzynski
President and Chief Executive Officer   **Investor Relations**
Tel: 416-368-9932 x203   Tel: 416-368-9932 x201
Fax: 416-368-2934   Fax: 416-368-2934
Email: jmccluskey@alamosgold.com   Email: vvargas@alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

April 29, 2004	By: /s/ Sharon L. Fleming
Date	Sharon L. Fleming
	Corporate Secretary